FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

Tenet Fintech Group Inc., formerly Peak Fintech Group Inc. (the "Company")

550 Sherbrooke West
West Tower, Suite 255
Montreal, Québec H3A 1B9

2. Date of Material Change

November 1, 2021

3. News Release

News release was disseminated on October 27, 2021 through Newsfile Corp. and can be found under the Company's SEDAR profile at www.sedar.com.

4. Summary of Material Change

On October 27, 2021, the Company announced that its name change to Tenet Fintech Group Inc. will be effective as of Monday November 1, 2021 and its securities will begin trading under that name as of that date.

5. Full Description of Material Change

The Company announced that its name change to Tenet Fintech Group Inc. will be effective as of Monday November 1, 2021 and its securities will begin trading under that name as of that date. The Company's ticker symbol will remain "PKK" on the Canadian Securities Exchange, "PKKFF" on the OTC Markets and "TNT" on the Nasdaq Capital Market if and when the securities resume trading on that exchange.

6. Reliance on subsection 7.1(2) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

7. Omitted Information

No information has been omitted on the basis that it is confidential information.

8. Executive Officer

For more information, contact Johnson Joseph, President and CEO at 514-340-7775 ext.: 501 or investors@peakfintechgroup.com.

9. Date of Report

November 8, 2021